UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 12, 2020

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

Sierra Wireless Reports Third Quarter 2020 Results

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 12, 2020--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter ended September 30, 2020. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We are on-track to complete the sale of our Automotive product line and expect the deal to close in the coming weeks. Our Continuing Operations in the Third Quarter, excluding the Automotive product line being divested, improved sequentially with Recurring and Other Services revenue up 11% sequentially and 22% year-over-year,” said Kent Thexton, President and CEO. “Combining revenue from our Continuing Operations with the discontinued Automotive product line, total revenue in the Third Quarter was $180.3 million compared to $174.0 million the prior year. Going forward, we are improving the Company’s operating efficiency and we have announced and are implementing a series of cost reduction initiatives.”

Revenue, including our Automotive Business, for the third quarter of 2020 was $180.3 million compared to $174.0 million in the third quarter of 2019, an increase of 3.6% in a challenging environment. Revenue, excluding our Automotive Business, for the third quarter of 2020 was $113.4 million compared to $136.7 million in the third quarter of 2019, a decrease of 17.1%. Revenue, excluding Automotive was up 1.5% sequentially from Q2 2020. Our transformation to an IoT Solutions company is progressing well with record recurring revenue design wins year to date and increasing device design wins. Additionally, in our Enterprise Networking we are seeing strong growth in our opportunities pipeline.

Quarterly revenue for our two business segments was as follows:

(i)

Revenue from IoT Solutions was $79.1 million in the third quarter of 2020, a decrease of 15.4% compared to $93.4 million in the third quarter of 2019 due to lower hardware sales in Enterprise gateway products and IoT Solutions modules driven by the impact of COVID-19, the economic impact on energy, sales & payment and public safety, competitive pressure in hardware only segments, and a transition to lower device ASPs with the increasing sales of LPWA technologies. Within this segment we had solid year-over-year recurring and other service revenue growth of 21.6% driven by growth in connected devices.

(ii)

Revenue from Embedded Broadband, excluding our Automotive Business, was $34.3 million in the third quarter of 2020, a decrease of 20.8% compared to $43.3 million in the third quarter of 2019, reflecting lower mobile computing and networking sales due to previously communicated design losses of two higher-margin computing customers.

Recurring and other services revenue in the third quarter of 2020 was $29.8 million, representing 26.3% of consolidated revenue and Product revenue was $83.6 million, representing 73.7% of consolidated revenue.

In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidation statements of operations and comprehensive earnings (loss) for each of the three and nine months periods ended September 30, 2020 and 2019.

GAAP:

  Gross margin, excluding our Automotive Business, was $39.5 million, or 34.8% of revenue, in the third quarter of 2020 compared to $49.6 million, or 36.3% of revenue, in the third quarter of 2019.
  Operating expenses, excluding our Automotive Business, were $57.2 million in the third quarter of 2020 compared to $62.5 million in the third quarter of 2019. In the third quarter of 2020, we recorded government grants under the Canada Emergency Wage Subsidy (CEWS) of $5.6 million and other COVID-19 related subsidies of $0.7 million, totaling $6.3 million.
  Loss from operations, which excludes our Automotive Business, was $17.8 million compared to $12.8 million in the third quarter of 2019.
  Net loss from continuing operations, which excludes our Automotive Business, was $14.5 million, or loss of $0.40 per diluted share, compared to net loss of $19.8 million, or loss of $0.55 per diluted share, in the third quarter of 2019.
  Net loss, which includes our Automotive Business, was $12.0 million, or loss of $0.33 per diluted share, compared to $20.2 million, or loss of $0.56 per diluted share, in the third quarter of 2019.
  Short-term borrowings and long-term debt were $34.4 million as at September 30, 2020 compared to $15.0 million as at June 30, 2020.

NON-GAAP(1) Results Including Discontinued Operations (Automotive Business):

  Total revenue was $180.3 million compared to $174.0 million in the third quarter of 2019.
  Gross margin in the third quarter of 2020 was 27.3% compared to 31.7% in the third quarter of 2019.
  Adjusted EBITDA was a loss of $0.4 million compared to earnings of $6.3 million in the third quarter of 2019.
  Net loss was $7.1 million, or loss of $0.19 per diluted share, compared to net earnings of $1.0 million, or earnings of $0.03 per diluted share, in the third quarter of 2019.

NON-GAAP(1) Results Excluding Discontinued Operations (Automotive Business):

  Gross margin was 34.7% compared to 36.3% in the third quarter of 2019.
  Adjusted EBITDA was a loss of $7.4 million compared to earnings of $3.5 million in the third quarter of 2019.
  Loss from operations was $11.8 million compared to $0.3 million in the third quarter of 2019.
  Net loss from continuing operations was $12.0 million, or loss of $0.33 per share, compared to $0.3 million, or loss of $0.01 per share, in the third quarter of 2019.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash, cash equivalents and restricted cash (including cash held for sale) at the end of the third quarter of 2020 was $72.0 million, representing an increase of $9.5 million from the end of the second quarter of 2020. The increase in cash was primarily driven by additional borrowings under our credit facility, offset by cash flow used in operating activities and capital expenditure. Our cash flow from operating activities were negatively impacted by the unwinding of our receivables factoring program related to the Automotive business prior to the completion of the divestiture.

Credit Facilities

During the third quarter, we entered into a Cdn$12.5M term loan agreement with Canadian Imperial Bank of Commerce ("CIBC") backed by the Canadian Government under the Business Credit Availability Program to provide for additional liquidity to the Company.

Financial Guidance

The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the fourth quarter 2020 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.

Given these conditions, we continue not to provide guidance although we are seeing continued business improvements. In conjunction with the recently announced divestiture of the embedded automotive business, we have begun to initiate actions to reduce operating expenses by approximately $25 to $30 million on an annualized basis to rightsize the remaining business and improve ongoing earnings and cash flows.

We will continue to monitor the effects of COVID-19 on our business.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment, government grants related to COVID-19 relief and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

Non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

Non-GAAP net earnings (loss) from continuing operations is equal to non-GAAP earnings (loss) from operations as described above, excluding operating results of our Automotive Business and excluding the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

Non-GAAP net earnings (loss) from discontinued operations is equal to non-GAAP earnings (loss) from operations as described above pertaining to our Automotive Business, excluding the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest, government grants related to COVID-19 relief and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Adjusted EBITDA (continuing and discontinued) is equal to the Adjusted EBITDA as defined above including operating results of our Automotive Business.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Conference call and webcast details

Sierra Wireless President and CEO, Kent Thexton, and CFO, Samuel Cochrane, will host a conference call and webcast with analysts and investors to review the results on Thursday November 12, 2020, at 6:00 PM Eastern time (3:00 PM Pacific time). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

  Toll-free (Canada and US): 1-877-201-0168
  Alternate number: 1-647-788-4901
  Conference ID: 7390518

To access the webcast, please follow the link below:

Sierra Wireless Q3 2020 Conference Call and Webcast

If the above link does not work, please copy and paste the following URL into your browser:

https://onlinexperiences.com/Launch/QReg/ShowUUID=E5E7D527-646D-4053-9906-4A5774F72BE2.

The webcast will remain available at the above link for one year following the call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2020 corporate update; financial guidance for our fiscal year 2020; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; anticipated benefits of our recently announced divestiture of the automotive product line (the "Sale Transaction") and the Company's exit from automotive applications; the anticipated timing of the closing of the Sale Transaction; expectations regarding movement of employees pursuant to the Sale Transaction; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided;
    expected component supply constraints and manufacturing capacity;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our ability to realize the anticipated benefits of the Sale Transaction;
    our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
    our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.

  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    prolonged negative impact from COVID-19;
    our access to capital if required;
    competition from new or established competitors or from those with greater resources;
    natural catastrophes or public health epidemics could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
    risks that the Sale Transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares;
    failure to satisfy the conditions to the consummation of the Sale Transaction, including any required approvals;
    risks that the Sale Transaction may fail to realize the expected benefits;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuation;
    our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    our ability to attract or retain key personnel and the impact of organizational changes on our business;
    cyber-attacks or other breaches of our information technology security;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks that the acquisition of the M2M Group or our investments and partnerships may fail to realize the expected benefits;
    risks related to infringement on intellectual property rights of others;
    our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    our reliance on single source suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue
IoT Solutions	$79,093	$93,439	$239,719	$286,871
Embedded Broadband	34,278	43,256	88,391	135,298
	113,371	136,695	328,110	422,169
Cost of sales
IoT Solutions	49,466	58,236	151,543	180,378
Embedded Broadband	24,453	28,835	61,182	89,065
	73,919	87,071	212,725	269,443
Gross margin	39,452	49,624	115,385	152,726
Expenses
Sales and marketing	20,072	22,286	64,818	66,115
Research and development	17,699	18,796	61,151	57,974
Administration	11,199	11,496	35,111	35,854
Restructuring	3,089	4,588	3,940	24,011
Acquisition-related and integration	140	291	325	700
Amortization	5,040	5,013	15,755	15,198
	57,239	62,470	181,100	199,852
Loss from operations	(17,787)	(12,846)	(65,715)	(47,126)
Foreign exchange gain (loss)	3,659	(2,929)	4,269	(2,885)
Other expense	(988)	(122)	(1,463)	(196)
Loss before income taxes	(15,116)	(15,897)	(62,909)	(50,207)
Income tax expense (recovery)	(633)	3,864	(3,925)	9,140
Net loss from continuing operations	$(14,483)	$(19,761)	$(58,984)	$(59,347)
Net earnings (loss) from discontinued operations	$2,456	$(460)	$8,687	$(273)
Net loss	$(12,027)	$(20,221)	$(50,297)	$(59,620)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	2,670	(3,727)	2,122	(7,247)
Comprehensive loss	$(9,357)	$(23,948)	$(48,175)	$(66,867)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.40)	$(0.55)	$(1.62)	$(1.64)
Discontinued operations	0.07	(0.01)	0.24	(0.01)
	$(0.33)	$(0.56)	$(1.38)	$(1.65)
Weighted average number of shares outstanding (in thousands)
Basic	36,417	36,179	36,345	36,147
Diluted	36,417	36,179	36,345	36,147

SIERRA WIRELESS, INC. CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$63,483	$71,164
Restricted cash	3,029	3,629
Accounts receivable, net of allowance of $3,772 (December 31, 2019 - $3,892)	69,972	94,491
Inventories	35,172	36,334
Prepaids and other	12,193	10,858
Assets held for sale	161,204	67,586
	345,053	284,062
Property and equipment, net	28,505	27,577
Operating lease right-of-use assets	21,185	25,466
Intangible assets, net	76,717	70,072
Goodwill	167,769	154,381
Deferred income taxes	1,883	1,779
Other assets	9,821	9,982
Long-term assets held for sale	—	66,021
	$650,933	$639,340
Liabilities
Current liabilities
Short-term borrowings	$25,000	$—
Current portion of long-term debt	235	—
Accounts payable and accrued liabilities	154,215	149,596
Deferred revenue	9,331	9,190
Liabilities held for sale	34,392	25,380
	223,173	184,166
Long-term obligations	44,845	43,407
Operating lease liabilities	20,059	25,154
Long-term debt	9,148	—
Deferred income taxes	10,283	4,921
Long-term liabilities held for sale	—	367
	307,508	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,491,352 shares (December 31, 2019 - 36,233,361 shares)	440,003	435,532
Preferred stock: no par value; unlimited shares authorized;
issued and outstanding: nil shares	—	—
Treasury stock: at cost; 43,979 shares (December 31, 2019 – 44,487 shares)	(508)	(370)
Additional paid-in capital	44,933	38,212
Retained deficit	(129,909)	(78,833)
Accumulated other comprehensive loss	(11,094)	(13,216)
	343,425	381,325
	$650,933	$639,340

SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(12,027)	$(20,221)	$(50,297)	$(59,620)
Items not requiring (providing) cash
Amortization	8,269	8,115	25,292	24,604
Stock-based compensation	5,667	3,869	12,125	11,129
Deferred income taxes	153	3,766	144	8,804
Unrealized foreign exchange (gain) loss	(4,278)	4,056	(3,917)	2,080
Other	54	62	(153)	648
Changes in non-cash working capital
Accounts receivable	(27,524)	19,811	(1,236)	37,809
Inventories	9,330	(4,357)	(2,225)	(9,976)
Prepaids and other	8,273	(1,982)	2,614	(7,500)
Accounts payable and accrued liabilities	4,589	(7,102)	10,622	497
Deferred revenue	(188)	1,961	(1,404)	4,679
Cash flows provided by (used in) operating activities	(7,682)	7,978	(8,435)	13,154
Investing activities
Additions to property and equipment	(2,416)	(3,672)	(12,143)	(11,803)
Additions to intangible assets	(503)	(1,585)	(1,974)	(2,978)
Proceeds from sale of property and equipment	28	3	252	87
Proceeds from sale of iTank business	—	—	—	500
Acquisition of M2M Group, net of cash acquired	—	—	(18,391)	—
Cash flows used in investing activities	(2,891)	(5,254)	(32,256)	(14,194)
Financing activities
Issuance of common shares	883	160	883	327
Purchase of treasury shares for RSU distribution	(544)	(59)	(764)	(326)
Taxes paid related to net settlement of equity awards	(565)	(110)	(1,191)	(855)
Decrease in other long-term obligations	(47)	(191)	(234)	(405)
Proceeds from short-term borrowings	10,000	—	25,000	—
Proceeds from long-term debt	9,383	—	9,383	—
Cash flows provided by (used in) financing activities	19,110	(200)	33,077	(1,259)
Effect of foreign exchange rate changes on cash and cash equivalents	978	(393)	503	123
Cash, cash equivalents and restricted cash, increase (decrease) in the period	9,515	2,131	(7,111)	(2,176)
Cash, cash equivalents and restricted cash, beginning of period	62,457	84,990	79,083	89,297
Cash, cash equivalents and restricted cash, end of period	$71,972	$87,121	$71,972	$87,121
Cash, cash equivalents and restricted cash are comprised of:
Cash, cash equivalents and restricted cash	66,512	82,874	66,512	82,874
Cash and cash equivalents classified as held for sale	5,460	4,247	5,460	4,247
Cash, cash equivalents and restricted cash, end of period	$71,972	$87,121	$71,972	$87,121

SIERRA WIRELESS, INC. RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where	2020			2019
otherwise stated)	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$39,452	$41,008	$34,925	$197,486	$44,760	$49,624	$52,981	$50,121
Stock-based compensation and related social taxes	91	65	49	167	20	44	44	59
Realized losses on hedge contracts	1	(74)	(1)	(4)	1	—	(2)	(3)
Other non-recurring costs	(168)	—	—	—	—	—	—	—
Gross margin - Non-GAAP	$39,376	$40,999	$34,973	$197,649	$44,781	$49,668	$53,023	$50,177

Earnings (loss) from operations - GAAP	$(17,787)	$(20,125)	$(27,803)	$(64,254)	$(17,128)	$(12,846)	$(24,547)	$(9,733)
Stock-based compensation and related social taxes	5,085	3,256	3,200	12,815	1,773	3,763	3,979	3,300
Acquisition-related and integration	140	185	—	974	274	291	314	95
Restructuring	3,089	245	606	26,262	2,251	4,588	18,083	1,340
COVID-19 government relief	(6,298)	—	—	—	—	—	—	—
Other nonrecurring costs	299	152	87	2,903	795	279	662	1,167
Impairment	—	—	—	877	877	—	—	—
Realized gains (losses) on hedge contracts	87	(411)	(98)	(187)	81	24	(183)	(109)
Acquisition-related amortization	3,555	3,886	3,889	14,514	3,593	3,610	3,624	3,687
Earnings (loss) from operations - Non-GAAP	$(11,830)	$(12,812)	$(20,119)	$(6,096)	$(7,484)	$(291)	$1,932	$(253)

Net earnings (loss) from continuing operations - GAAP	$(14,483)	$(17,291)	$(27,210)	$(74,663)	$(15,316)	$(19,761)	$(28,961)	$(10,625)
Stock-based compensation and related social
taxes, restructuring, impairment, acquisition-
related, integration, COVID-19 government
relief and other non-recurring costs
(recoveries)	2,315	3,838	3,893	43,831	5,970	8,921	23,038	5,902
Amortization	8,030	7,823	7,726	30,233	7,849	7,378	7,355	7,651
Interest and other, net	988	283	192	307	111	122	105	(31)
Foreign exchange loss (gain)	(3,572)	(3,955)	2,836	1,037	(1,580)	2,953	(1,034)	698
Income tax expense (recovery)	(633)	427	(3,719)	8,878	(262)	3,864	5,160	116
Adjusted EBITDA	$(7,355)	$(8,875)	$(16,282)	$9,623	$(3,228)	$3,477	$5,663	$3,711
Amortization (exclude acquisition-related amortization)	(4,475)	(3,937)	(3,837)	(15,719)	(4,256)	(3,768)	(3,731)	(3,964)
Interest and other, net	(988)	(283)	(192)	(307)	(111)	(122)	(105)	31
Income tax expense - Non-GAAP	833	(69)	1,023	146	677	69	(355)	(245)
Net earnings (loss) from continuing operations - Non-GAAP	$(11,985)	$(13,164)	$(19,288)	$(6,257)	$(6,918)	$(344)	$1,472	$(467)

Net earnings (loss) from discontinued operations - GAAP	$2,456	$1,684	$4,547	$4,125	$4,398	$(460)	$785	$(598)
Stock-based compensation and related social
taxes, restructuring, impairment, acquisition-
related, integration, COVID-19 government
relief and other non-recurring costs
(recoveries)	3,344	555	33	2,277	87	1,799	220	171
Foreign exchange loss (gain)	46	10	35	72	(5)	35	(3)	45
Income tax expense (recovery)	(927)	(165)	(21)	(522)	(501)	(9)	(7)	(5)
Net earnings (loss) from discontinued operations - NON-GAAP	$4,919	$2,084	$4,594	$5,952	$3,979	$1,365	$995	$(387)

	2020			2019
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) - GAAP	$(12,027)	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Net earnings (loss) - NON-GAAP	$(7,066)	$(11,080)	$(14,694)	$(305)	$(2,939)	$1,021	$2,467	$(854)

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.33)	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
Non-GAAP - (in dollars per share)	$(0.19)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

Net earnings (loss) - GAAP	$(12,027)	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Stock-based compensation and related social
taxes, restructuring, impairment, acquisition-
related, integration and other non-recurring
costs (recoveries)	11,957	4,393	3,926	46,108	6,057	10,720	23,258	6,073
COVID-19 government relief	(6,298)	—	—	—	—	—	—	—
Amortization	8,269	8,538	8,485	33,177	8,573	8,115	8,118	8,371
Interest expense and other, net	987	280	191	301	109	121	102	(31)
Foreign exchange loss (gain)	(3,526)	(3,945)	2,871	1,109	(1,585)	2,988	(1,037)	743
Income tax expense (recovery)	268	1,031	(1,978)	10,920	90	4,577	5,657	596
Adjusted EBITDA (continuing and discontinued)	$(370)	$(5,310)	$(9,168)	$21,077	$2,326	$6,300	$7,922	$4,529

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

Prior period results have been reclassified to conform to current period presentation

(In thousands of U.S. dollars,	2020			2019
except where otherwise
indicated)	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$79,093	$81,836	$78,790	$377,808	$90,937	$93,439	$99,145	$94,287
Gross margin
- GAAP	$29,627	$30,538	$28,011	$140,158	$33,665	$35,203	$36,811	$34,479
- Non-GAAP	$29,594	$30,533	$28,035	$140,222	$33,676	$35,203	$36,833	$34,510
Gross margin %
- GAAP	37.5%	37.3%	35.6%	37.1%	37.0%	37.7%	37.1%	36.6%
- Non-GAAP	37.4%	37.3%	35.6%	37.1%	37.0%	37.7%	37.2%	36.6%

Embedded Broadband
Revenue	$34,278	$29,882	$24,231	$169,468	$34,170	$43,256	$46,520	$45,522
Gross margin
- GAAP	$9,825	$10,470	$6,914	$57,328	$11,095	$14,421	$16,170	$15,642
- Non-GAAP	$9,782	$10,466	$6,938	$57,427	$11,105	$14,465	$16,190	$15,667
Gross margin %
- GAAP	28.7%	35.0%	28.5%	33.8%	32.5%	33.3%	34.8%	34.4%
- Non-GAAP	28.5%	35.0%	28.6%	33.9%	32.5%	33.4%	34.8%	34.4%
Total
Revenue	$113,371	$111,718	$103,021	$547,276	$125,107	$136,695	$145,665	$139,809
Gross margin
- GAAP	$39,452	$41,008	$34,925	$197,486	$44,760	$49,624	$52,981	$50,121
- Non-GAAP	$39,376	$40,999	$34,973	$197,649	$44,781	$49,668	$53,023	$50,177
Gross margin %
- GAAP	34.8%	36.7%	33.9%	36.1%	35.8%	36.3%	36.4%	35.8%
- Non-GAAP	34.7%	36.7%	33.9%	36.1%	35.8%	36.3%	36.4%	35.9%
Revenue by Type:
Product	$83,560	$84,820	$76,308	$449,063	$99,024	$112,177	$120,859	$117,003
Recurring and other services	$29,811	$26,898	$26,713	$98,213	$26,083	$24,518	$24,806	$22,806

Contacts

Investor and Media:
David Climie, Investor Relations
dclimie@sierrawireless.com

Investor:
Samuel Cochrane, Chief Financial Officer
investor@sierrawireless.com